Exhibit 99.3

A description of the contents of a CD ROM sent to shareholders of Eidos plc on 2 October 2003.

1)	Eidos “Journey” Booklet – a twelve page pamphlet describing the Company’s recent achievements, ongoing activities and strategic direction.

2)	Eidos “Journey” Movie – a brief promotional video describing the Company’s evolution and future focus as one of the world’s leading developers and publishers of entertainment software.

3)	Eidos Annual Report & Accounts 2003 in PDF format.

4)	Video of interview with Michael McGarvey, CEO of Eidos plc.

5)	Games Showreel & Brochure – a brief promotional video containing exerts from current and forthcoming Eidos video game releases.